ANGLO AMERICAN

07028867

Company Secretarial Department

Catherine Marshall
Companies Secretary

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

SUPPL

30 November, 2007

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements on the following dates:

Sharebuyback

- 7 - 30 November 2007

Director/PDMR interests

- SIP – 8 Nov 07

Other

- Total Voting Rights – 30 Nov 07
- TR1 – Holdings in shares – PIC 28 No 07
- Los Bronces - 28 Nov 07

For and on behalf of Anglo American plc

Yours faithfully

Catherine Marshall

C Marshall
Companies Secretary
Encs

Dlw 1/3

K:\Min\Compsec\SEC\announce let to SEC.doc

Anglo American plc (the "Company")

Total voting rights

In accordance with the FSA's Disclosure and Transparency Rules, the Company announces that, at 6pm on 29 November 2007:

- it had 1,342,911,897 issued ordinary shares of US$0.54945 each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of the Company;

- it held 20,783,518 ordinary shares in treasury. The voting rights of treasury shares are automatically suspended;

- accordingly, it had total voting rights of 1,322,128,379.

The total voting rights figure (1,322,128,379) may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Nick Jordan
Company Secretary
Anglo American plc
30 November 2007

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 29 November 2007, an independent company purchased 300,717 ordinary shares of the Company at prices between £29.46 and £30.16 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,128,379 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 106,124,325 ordinary shares, representing 8.03 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
30 November 2007

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 28 November 2007, an independent company purchased 300,493 ordinary shares of the Company at prices between £27.20 and £28.35 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,128,379 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 105,823,608 ordinary shares, representing 8.00 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
29 November 2007

ANGLO AMERICAN

News Release

BEST AVAILABLE COPY

28 November 2007

Anglo American approves US$1.7bn Los Bronces development project

Anglo American is pleased to announce the approval of the Los Bronces copper development project in Chile.

The project will raise annual production of fine copper to 400,000 tonnes per annum from the current level of 226,000, an increase of some 170,000 tonnes per annum by 2011. Molybdenum production will reach 5,400 tonnes from the current level of 2,123 tonnes. This project will transform Los Bronces into one of the largest copper mines in the world.

Los Bronces is an open-pit copper mine, located in the Andes, 65 kilometres northeast of Santiago at 3,500 metres above sea level. It has copper sulphide ore treatment plants, a 56-kilometre slurry pipeline, copper and molybdenum floatation plants and two solvent extraction-electro-winning (SX-EW) plants for the low-grade ore dump leaching process.

The Los Bronces development project entails an investment of US$1.7bn to build new grinding facilities in the Confluencia sector and a new floatation plant at Las Tórtolas 2. It is expected to be completed in three years and to have a mine life of more than thirty years.

The Environmental Impact Study submitted in October 2006 was recently approved by the Chilean authorities and construction work for the project will start immediately.

This development is the first stage in Anglo American's strong pipeline of copper expansion projects which aims to increase copper production to approximately 1.7 million tonnes per annum by year 2016. In addition, Anglo American's Base Metals division is currently progressing the US$1.2bn Barro Alto nickel project in Brazil which will also double total Group nickel production by 2011.

Cynthia Carroll, CEO of Anglo American, said "The Los Bronces development project is an exciting brownfield project in Anglo American's extensive pipeline of base metal projects in South America, which will enable the company to

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 968 8888 Fax 44 (0)207 968 8500 corporate_affairs@angloamerican.co.uk

carry on growing and consolidating its copper profile. Over the last 30 years, Anglo American has played a major role in expanding Chile's mining capacity and, in the process, significant wealth creation has been generated for its employees, shareholders and Chile as an investment destination."

For further information, please contact:

London

Investors:
Charles Gordon
Tel: +44 20 7968 8933

Anna Poulter
Tel: +44 20 7968 2155

Media:
James Wyatt-Tilby
Tel: +44 20 7968 8759

Santiago

Marcelo Esquivel
Tel: +56 2 230 6584
e-mail: maesquivel@anglochile.cl

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. Together with its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, as well as an industrial minerals business and a stake in AngloGold Ashanti. The Group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

END